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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Inforte Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45677R107
(CUSIP Number)
April 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45677R107	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Lloyd I. Miller, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		453,145

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		230,764

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		453,145

WITH:	8	SHARED DISPOSITIVE POWER:

		230,764

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	683,909

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA-OO **
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.

2

Page	3	of	5

Item 1(a). Name of Issuer:	Inforte Corp.

Item 1(b). Address of Issuers’s Principal Executive Offices:	500 North Dearborn Street
Suite 1200
Chicago, Illinois 60610

Item 2(a). Name of Person Filing:	Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida
34102

Item 2(c). Citizenship:	U.S.A.

Item 2(d). Title of Class of Securities:	Common Stock

Item 2(e). CUSIP Number:	45677R107
Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 453,145 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to a certain grantor retained annuity trust; and (iii) the custodian to an account set up under the Florida Uniform Gift to Minors Act. The reporting person has shared voting and dispositive power with respect to 230,764 of the reported securities as an investment advisor to the trustee of certain family trusts.
(a)	683,909

(b)	5.8%

(c)	(i) sole voting power: 453,145
(ii)	shared voting power: 230,764

(iii)	sole dispositive power: 453,145

(iv)	shared dispositive power: 230,764

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable

Page	4	of	5

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable

Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007	/s/ Lloyd I. Miller, III Lloyd I. Miller, III